Exhibit 18

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

LIBERATION INVESTMENTS, L.P. and	)
LIBERATION INVESTMENTS, LTD.	)
)
Plaintiffs,	)
	)	Civil Action No.
v.	)
)

BALLY TOTAL FITNESS HOLDING	)

CORPORATION, a Delaware	)
corporation,	)
)
Defendant.	)

MOTION FOR EXPEDITED PROCEEDINGS

Plaintiffs Liberation Investments, L.P., and Liberation Investments, Ltd. (collectively “Liberation Investments” or “plaintiffs”), by and through their attorneys, hereby respectfully move the Court for an order in the form attached hereto shortening the time for defendant Bally Total Fitness Holding Corporation (“Bally” or the “Company”) to answer, move or otherwise respond to the Complaint herein, expediting discovery and setting the earliest practicable date for trial. The reasons for this motion are as follows:

1. Liberation Investments is, and at all relevant times has been, a stockholder of the Company.

2. Bally is a Delaware corporation.

3. As is set forth in the complaint, there is an ongoing proxy contest at Bally. The stockholders meeting (which was scheduled by stipulation after Liberation Investments filed a § 211 action in this Court) is set for January 26, 2006. Under the Company’s by-laws all nominations and other proposals to be voted on at the stockholder meeting must be made sixty days before then.

4. On October 18, 2005 – the day after another stockholder group indicated its intention to run a proxy contest – Bally’s board of directors enacted a poison pill. Liberation Investments does not oppose those provisions of the poison pill that prevent an unfair takeover, but it does oppose a provision (the “Management Protection Provision”) that would trigger the poison pill if one or more stockholders collectively holding more than 15% of the Company’s stock act together to offer a joint proxy slate or support any other proposal to be voted on at the stockholder meeting. The Management Protection Provision appears to be a naked entrenchment device, but Bally insists that it was enacted by truly independent directors and it is not intended to function in such a manner.

5. To test these assertions, on October 31, 2005, Liberation Investments sent a written demand to the Company requesting the opportunity to inspect specific books and records (the “Demand Letter”). The Demand Letter complied with all relevant statutory requirements under 8 Del.C. §220. More than five business days have now elapsed since the date on which the Demand Letter was delivered to the Company, the Company has refused to provide the requested information, and the parties have been unable to reach agreement about the scope of information that the Company will voluntarily provide. The plaintiffs are therefore filing a complaint pursuant to 8 Del.C. § 220 today.

6. As stated in the Demand Letter, plaintiffs’ purposes for requesting the specified books and records are (i) to review the circumstances of the adoption of the poison pill; (ii) to evaluate the purported independent status of certain Bally directors; and (iii) to obtain a complete record or list of the stockholders of the Company because plaintiffs are considering running a proxy contest to, among other possibilities, elect directors or change the Company’s by-laws to permit the stockholders to vote to remove the Company’s CEO. The Supreme Court has repeatedly urged stockholders to bring such demands before filing litigation. General Time Corp. v. Talley Indus., Inc., 240 A.2d 755, 756 (Del. 1968).

7. Expedited treatment is needed here. As noted, the annual meeting is on January 26th. Under the Company’s bylaws, any nominations or proposals to be voted on at the annual meeting must be submitted to the Company at least sixty days previous to such meeting. Accordingly, Liberation Investments needs to be able to conduct its § 220 investigation and, if appropriate, seek relief from the Management Protection Provision long before January 26th if its rights are to have meaning.

8. In recognition of the need for expedited treatment in books and records actions, Section 220(c) specifically states that the Court may “summarily order the corporation to permit the stockholder to inspect the corporation’s stock ledger, an existing list of stockholders, and its other books and records, and to make copies or extracts therefrom.” 8 Del. C. § 220(c).

9. This Court has indicated that a “Section 220 proceeding is summary in nature” and “contemplates expedited discovery and a prompt hearing.” Cutlip v. CBA International, Inc. I, 1995 WL 694422, at * 1 (Del.Ch.). (Ex. A). See also Weinstein Enterprises, Inc. v. Orloff, 870 A.2d 499, 505(Del. 2005); Loppert v. WindsorTech, Inc., 865 A.2d 1282, 1290 (Del. Ch. 2004); Coit v. American Century Corp., 1987 WL 8458, *1 (Del. Ch.) (Ex. B).

10. Moreover, this Court has broad authority to expedite proceedings in any case. See Court of Chancery Rule 12(a) (permitting the Court to shorten or enlarge time periods specified for an answer); Court of Chancery Rule 30(a) (authorizing expedited depositions with leave of Court); Court of Chancery Rule 33(b)(3) (Court may shorten time for responses to interrogatories); Court of Chancery Rule 34(b) (Court may set expedited time for production of documents); Court of Chancery Rule 57 (“The Court may order a speedy hearing of an action for a declaratory judgment.”).

11. Therefore, plaintiffs respectfully request that the Court set this matter for trial as soon as possible, permit limited, expedited discovery, and shorten the time for the Company to answer the Complaint.

ASHBY & GEDDES

/s/ Lauren E. Maguire (I.D. #4261)
Stephen E. Jenkins (I.D. #2152)
Steven T. Margolin (I.D. #3110)
Lauren E. Maguire (I.D. #4261)
222 Delaware Avenue
P.O. Box 1150
Wilmington, DE 19899
(302) 654-1888

Attorneys for Liberation Investments, L.P. and
Liberation Investments, Ltd.

OF COUNSEL:

Kenneth J. Baronsky

Adam R. Moses

MILBANK, TWEED, HADLEY & MCCLOY, LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, CA 90017

(213) 892-4000

Dated: November 10, 2005

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